October 8, 2015
Via Edgar
H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2014 filed February 26, 2015 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated September 24, 2015

Dear Mr. Schwall,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated September 24, 2015 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2014, File No. 001-35322. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

Mr. H. Roger Schwall
Securities and Exchange Commission
October 8, 2015

Form 10-K for Fiscal Year Ended December 31, 2014

Business, page 3

Oil and Gas Reserves, page 8

Proved Undeveloped Reserves, page 10

1.
Please expand your disclosure to provide a concise narrative explanation and the net changes in proved undeveloped reserves related to all causes such as revisions of previous estimates, extensions and discoveries, sales and purchases, and the reserves converted to developed status in sufficient detail to facilitate a reconciliation of the overall change that occurred during the year. Refer to Item 1202(b) of Regulation S-K.

We presume the reference to 1202(b) was meant to be 1203(b) and for which we believe that we have disclosed the material changes in proved undeveloped reserves that occurred during the year, albeit in different locations of the document. Below is a reconciliation of the changes in proved undeveloped reserves for 2014 and the location of the discussion of the material changes.

	Bcfe	% of 12/31/2013	% of 12/31/2014
Proved Undeveloped Reserves at December 31, 2013	1,984
Converted to Proved Developed Reserves	(394)	(20)%	(24)%	Discussed within the proved undeveloped reserves section on page 10
Extensions and Discoveries	502	25%	30%	Discussed in paragraph under reconciliation chart on page 9
Revisions	(422)	(21)%	(26)%	Discussed within the proved undeveloped reserves section on page 10
Acquisitions	23	1%	1%	Deemed not material
Divestitures	(47)	(2)%	(3)%	Deemed not material
Proved Undeveloped Reserves at December 31, 2014	1,646

In future filings, we will include an overall summary narrative explanation or table of the material components of changes in the proved undeveloped reserves section.

2.
You disclose negative revisions in net proved undeveloped reserves for the fiscal year ending December 31, 2014 of 363 Bcfe due to a reduction in near-term drilling capital estimates and the related limitations imposed by the SEC five year rules. We note similar negative revisions of 143 Bcfe and 502 Bcfe in your net proved undeveloped reserves for the fiscal years ending December 31, 2012 and 2011, respectively. These changes are described as the result of reclassifying these reserves from proved to probable due to the SEC five year rules.

Mr. H. Roger Schwall
Securities and Exchange Commission
October 8, 2015

Given the successive nature of your revisions, please tell how you have complied with the requirements for reasonable certainty relating to an adopted development plan including a final investment decision with respect to your reserves as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-X and in the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

As you noted, we had revisions in our proved undeveloped reserves due to changes in our drilling plans which have occurred as a result of changes in the oil and gas industry, including changing markets and prices, and new investment opportunities. Historically, our holdings were predominately natural gas producing properties for which our plans were weighted to natural gas development. As a result of changing market conditions, we have refocused our investment strategy to increase our interests in oil producing properties which have had better rates of return. The Piceance Basin is our largest natural gas producing area for which we have a large inventory of undeveloped locations. The revisions in 2011, 2012 and 2014 were primarily related to the natural gas properties whereby development plans changed in light of new oil plays for WPX and decreases in commodity prices that limited the overall capital to be deployed.

Each year we review and redevelop our five year plan to ensure that we are taking advantage of the best opportunities available to maximize the value of our properties and in turn the value of the Company to our shareholders. It is an iterative process between our asset teams and upper management. In the latter part of each fiscal year, the five year plan is reviewed and discussed by the board and senior management. It was with “reasonable certainty” that we would pursue the execution of the plan based upon the assumptions (commodity prices, cash flows, well economics) and market conditions at that time.

Additionally, the Company cannot predict when acquisitions or discoveries will occur and thus impact the Company’s overall development plan of properties it currently owns. In December of 2010, we entered the Williston basin through an acquisition and began drilling oil wells in the Bakken and Three Forks formations in 2011 and continued to increase development in 2012. In 2013, we announced our oil discovery in the Gallup Sandstone in the San Juan basin and began accumulating acreage while we continued evaluation of the play. These events shifted capital investment from our natural gas properties into these basins.

The Company believes that its policies regarding the estimation of proved reserves are in compliance with the provisions set forth in Rule 4-10(a)(31)(ii) of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Outlook, page 47

3.
You disclose a 2015 capital program of $725 million compared to the 2014 capital program of $1.5 billion disclosed on page 47 of Form 10-K for the period ending December 31, 2013. In this regard, we note your disclosure that our drilling will be greatly reduced in 2015 as we plan to primarily drill locations that preserve leases or optimize the drilling rigs already under contract.

Please explain to us how you have taken into consideration the reduction in capital expenditures for 2015 in adopting a development plan that results in the conversion of all of your proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves.

Mr. H. Roger Schwall
Securities and Exchange Commission
October 8, 2015

As noted in our Response to question 2, our process coincides with our plan development such that the capital reductions and forecasted commodity prices were considered in the proved undeveloped reserves development and all of our proved undeveloped reserves as of December 31, 2014 were to be developed within five years of disclosure. Our total proved undeveloped capital expenditures in our 2014 disclosure totaled $3,426 million which consisted of $466 million in 2015, $466 million in 2016, $917 million in 2017, $814 million in 2018 and $763 million in 2019.

4.
You also disclose that in 2015, we will reduce our drilling activities in the Williston Basin in North Dakota and the Gallup Sandstone in the San Juan Basin in an effort to preserve those reserves for periods of higher oil prices.

Please explain to us how your decision regarding the development of the proved undeveloped reserves disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions.

As noted in Form 10-K, the year end estimated proved reserves reflected an average oil price of $83.62 per barrel and was calculated from the 12-month average, first of the month price for the applicable indices for each basin as adjusted for respective location price differentials. Our development assumptions used lower prices beginning with a $55 per barrel price in 2015 (before location price differentials) ramping up over the five years but not to the level observed in 2014. All of the locations are economically viable under our plan assumptions. However, if we perceive that delaying the development of our PUD’s would improve the overall return to the Company and our shareholders, then we would likely modify our development plan to drill these PUD’s at a later time. In addition, as commodity prices decline, so have related drilling and completion costs, lease operating costs, etc. All of these variables will be reevaluated to determine economic viability which is fundamental in the establishment of our five year plan.

Mr. H. Roger Schwall
Securities and Exchange Commission
October 8, 2015

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-1520.

Sincerely,
/s/ STEPHEN L. FAULKNER
Stephen L. Faulkner
Controller (Principal Accounting Officer)

cc:	John Hodgin, Securities and Exchange Commission